FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

**5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

TEVA PRESENTS RESPIRATORY GROWTH STRATEGY

-- Robust Product Pipeline and Innovative Technology Platform will Drive Growth Globally --

Jerusalem, Israel, November 4, 2010 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today hosted its Respiratory Opportunity Meeting for the financial community in New York, featuring in-depth presentations on Teva's current and future respiratory growth strategy. Teva's expertise in the respiratory marketplace, combined with the strength of its unique product pipeline, is expected to contribute approximately $2.4 billion to the Company's overall 2015 targets of $31 billion. Teva intends to file ten products, six of which are new brands, for approval in the U.S. and Europe by 2015, targeting approximately $25 billion in brand value, including new combination products

"One of the key pillars of Teva's long term strategy is the expansion of our branded business—and our respiratory franchise will play an important role in this growth," said **Shlomo Yanai, Teva's President and Chief Executive Officer**. "Over the next five years, and beyond, Teva's unique product portfolio and robust pipeline will enable us to significantly expand our presence in the global respiratory market. We are very enthusiastic about the many opportunities ahead for our respiratory business."

Teva is currently one of the top five players in the global respiratory market which, according to IMS, is valued at more than $30 billion. Since the acquisition of IVAX Pharmaceuticals in 2006, Teva's global respiratory product sales have nearly tripled; by the end of 2010, annual respiratory sales are projected to reach $1 billion.

An archive of the webcast and presentation are available on Teva's website at
http://www.tevapharm.com/financial/

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,250 molecules and a direct presence in approximately 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs more than 40,000 people around the world and reached $13.9 billion in net sales in 2009.

complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

***

Contacts:

Investor Relations:	**Media:**
Elana Holzman	Yossi Koren
Teva Pharmaceutical Industries Ltd.	Teva Pharmaceutical Industries Ltd.
972 (3) 926-7554	972 (3) 926-7590
Kevin Mannix	Denise Bradley
Teva North America	Teva North America
(215) 591-8912	(215) 591-8974



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                        (Registrant)

By: /s/ Eyal Desheh
                                    Name: Eyal Desheh
                                    Title: Chief Financial Officer

Date November 4, 2010